Exhibit 12
Renasant Corporation and Subsidiaries
Calculation of Ratio of Earnings to Fixed Charges
(In Thousands)

The following table sets forth the consolidated ratios of earnings to fixed charges of Renasant Corporation (the “Company”) for the periods shown below. No shares of the Company's preferred stock were outstanding, and the Company did not pay dividends on preferred stock, during these periods. No shares of the Company's preferred stock are currently outstanding. As a result, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges for these periods.

	Six Months Ended
	June 30,		Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Net income before income taxes	72,504	65,796	$135,777	$99,764	$85,887	$45,746	$33,465
Fixed charges (see below)	17,341	14,669	31,522	24,944	25,901	24,947	26,975
Total earnings	$89,845	$80,465	$167,299	$124,708	$111,788	$70,693	$60,440

Fixed Charges:
Interest expensed and capitalized on deposits	10,463	8,380	$17,856	$13,715	$16,216	$17,118	$19,030
Interest expensed and capitalized on other debt	5,387	4,676	10,291	7,950	7,711	6,353	6,945
Amortized premiums and discounts related to deposits	1,024	1,164	2,484	2,611	1,425	632	—
Amortized premiums and discounts related to other indebtedness	(274)	(274)	(548)	(521)	(387)	(21)	161
Estimate of the interest expense within rental expense	741	723	1,439	1,189	936	865	839
Total fixed charges	17,341	14,669	31,522	24,944	25,901	24,947	26,975

Ratio of Earnings to Fixed Charges:
Excluding Interest on Deposits	13.39	13.84	13.14	12.58	11.40	7.36	5.21
Including Interest on Deposits	5.18	5.49	5.31	5.00	4.32	2.83	2.24

The ratios of earnings to fixed charges are computed by dividing (1) income (loss) before income taxes and fixed charges by (2) total fixed charges. For purposes of computing these ratios:

•
fixed charges, including interest on deposits, includes all interest expense, amortized premiums and discounts related to deposits and other indebtedness, and the estimated portion of rental expense attributable to interest, net of income from subleases; and

•
fixed charges, excluding interest on deposits, includes interest expense (other than on deposits), amortized premiums and discounts related to indebtedness (but not deposits), and the estimated portion of rental expense attributable to interest, net of income from subleases.